Exhibit 99.1

FROM:	Kerzner International Limited
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES FORMATION OF
INDIAN OCEAN RESORT MANAGEMENT COMPANY

PARADISE ISLAND, The Bahamas, December 5, 2002 – Kerzner International Limited (NYSE: KZL) (the “Company”) today announced that it has entered into an agreement with Sun Resorts Limited (“SRL”) to form a new management company, One&Only (Indian Ocean) Management Limited, for the purpose of developing and operating resort hotels in the Indian Ocean region. The Company initially will own 80% of One&Only (Indian Ocean) Management Limited and SRL will own 20%, with SRL’s ownership increasing annually to 50% by the end of 2009.

One&Only (Indian Ocean) initially will manage five properties currently owned by SRL and operated by the Company in Mauritius, including One&Only Le Saint Géran and One&Only Le Touessrok, pursuant to management agreements that will now run through 2023. In addition, One&Only (Indian Ocean) will operate One&Only Kanuhura and develop and manage a second One&Only property on the island of Reethi Rah, also located in the Maldives.

The Company will continue to own 20.4% of SRL, which is listed on the Mauritian Stock Exchange.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into an agreement to develop and manage a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.